Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations and
Corporate Communications
(905) 286-3000
For Immediate Release:

BIOVAIL ANNOUNCES VOLUNTARY RECALL OF CERTAIN LOTS OF ULTRAM® ER 100MG TABLETS

TORONTO, Canada, December 30, 2008 – Biovail Corporation today announced a voluntary recall of certain lots of Ultram® ER (extended-release tramadol hydrochloride) 100mg tablets from pharmacies and wholesalers. Biovail is taking this action as a result of certain lots being out-of-specification by approximately 1% with respect to maximum dissolution at the eight-hour mark. This minor dissolution variance does not impact patient health or safety.

Importantly, the root cause of the dissolution variance, which relates to excipients used in the coating process during the manufacturing of the tablets, has been identified and corrective measures are currently being implemented. Biovail estimates that the recall will negatively impact Ultram® ER revenues by $4.4 million in the fourth quarter of 2008, the majority of which is expected to be recognized in the first quarter of 2009 as replacement shipments of Ultram® ER 100mg tablets are made to Biovail’s marketing partner, PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc. In addition, the voluntary recall is expected to result in inventory and administrative expenses of approximately $3.0 million in the fourth quarter of 2008. At this time, Biovail does not anticipate any product shortages at the pharmacy level.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the anticipated impact to fourth-quarter 2008 Ultram® ER revenues, the expected inventory and administrative costs associated with the recall, the timing of expected shipments of replacement Ultram® ER 100mg product, the anticipated level of supply at pharmacies, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products, the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products, timelines associated with the development of, and receipt of regulatory approval for, our new products, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, uncertainties associated with the development, acquisition and launch of new products, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the regulatory environment, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereto, market liquidity for our common shares and our satisfaction of applicable laws for the repurchase of our common shares, availability of capital, satisfaction of applicable laws for dividend payments and the ability to generate operating cash flow, the continuation of the recent financial market turmoil, consolidated tax rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F and contained in Biovail’s Form 6-K for the quarterly period ended September 30, 2008.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.